Exhibit 99.4

MITEL NETWORKS CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with US GAAP)
FOR THE FISCAL YEARS ENDED April 30, 2007, April 30, 2008 and April 30, 2009
(Audited)

Deloitte & Touche LLP 515 Legget Drive Suite 600 Kanata, ON K2K 3G4 Canada

Tel: 613-236-2442
Fax: 613-599-4369
www.deloitte.ca
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Mitel Networks Corporation:
We have audited the accompanying consolidated balance sheets of Mitel Networks Corporation and subsidiaries (the “Company”) as of April 30, 2009 and 2008 and the related consolidated statements of operations, shareholders’ deficiency and comprehensive loss and cash flows for each of the three years in the period ended April 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2009 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3 to the consolidated financial statements, effective May 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurement. In addition, as discussed in Note 26 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB no. 87, 88, 106 and 132(R), which changed its method of accounting for pension and postretirement benefits as of April 30, 2007.
Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
July 8, 2009

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS
(in millions of US dollars, except share amounts)

	April 30, 2008	April 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$19.5	$28.4
Restricted cash	2.3	3.5
Accounts receivable (net of allowance for doubtful accounts of $14.0 and $13.2, respectively)	138.3	112.4
Sales-type lease receivables (net of allowance for doubtful accounts of $1.5 and $1.5, respectively)	23.4	30.2
Inventories (net)	49.1	33.1
Income tax receivable	0.6	1.3
Deferred tax asset (net)	2.8	7.8
Other current assets	56.9	47.7

	292.9	264.4
Non-current portion of sales-type lease receivables (net)	34.2	29.2
Investments and other assets	32.9	22.4
Deferred tax asset	0.8	—
Property and equipment (net)	27.0	21.7
Goodwill	420.9	134.5
Intangible assets (net)	168.0	144.9

	$976.7	$617.1

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Bank indebtedness	$12.5	$30.2
Accounts payable and accrued liabilities	153.9	126.1
Deferred tax liability	0.8	0.3
Deferred revenue	50.6	48.3
Due to related parties	13.8	6.2
Current portion of long-term debt	2.4	4.0

	234.0	215.1
Long-term debt	420.7	420.6
Lease recourse liability	13.2	9.9
Long-term income taxes payable	3.0	2.5
Deferred revenue and other liabilities	45.7	36.2
Litigation settlement obligation	8.4	5.9
Derivative liability instruments	108.6	8.4
Deferred tax liability	99.7	76.1
Pension liability	76.4	20.1

	1,009.7	794.8

Commitments, guarantees and contingencies (notes 18 and 19)
Convertible, redeemable preferred shares, without par value — unlimited shares authorized, issued and outstanding: Class 1: 316,755 and 316,755 shares at April 30, 2008 and April 30, 2009	208.5	249.5

Shareholders’ deficiency:
Common shares, without par value — unlimited shares authorized: 214,736,735, and 214,702,440 issued and outstanding at April 30, 2008 and April 30, 2009	277.1	277.8
Warrants	56.7	56.6
Additional paid-in capital	2.0	4.4
Accumulated deficit	(492.2)	(725.0)
Accumulated other comprehensive loss	(85.0)	(41.0)

	(241.5)	(427.2)

	$976.7	$617.1

APPROVED BY THE BOARD

(SIGNATURE)	(SIGNATURE)

Director	Director
(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of US dollars, except share and per share amounts)

	Year Ended	Year Ended	Year Ended
	April 30, 2007	April 30, 2008	April 30, 2009
Revenues:
Telecommunications	$384.9	$642.1	$662.0
Network services	—	49.9	73.1

	384.9	692.0	735.1

Cost of revenues:
Telecommunications	225.1	337.4	348.9
Network services	—	30.5	41.7

	225.1	367.9	390.6

Gross margin	159.8	324.1	344.5

Expenses:
Selling, general and administrative	123.5	246.6	248.5
Research and development	41.7	62.6	60.1
Special charges, integration and merger-related costs	9.3	16.0	23.3
Litigation settlement	16.3	—	—
Initial public offering costs	3.3	—	—
Loss (gain) on sale of manufacturing operations	(1.0)	1.0	—
In-process research and development	—	5.0	—
Impairment of goodwill	—	—	284.9

	193.1	331.2	616.8

Operating loss	(33.3)	(7.1)	(272.3)
Interest expense	(9.1)	(34.7)	(40.1)
Debt and warrant retirement costs	—	(20.8)	—
Fair value adjustment on derivative instruments	8.6	61.9	100.2
Other income (expense)	0.6	1.6	(0.8)

Income (loss) before income taxes	(33.2)	0.9	(213.0)
Current income tax recovery	(0.2)	(0.9)	(0.9)
Deferred income tax expense (recovery)	2.0	(11.4)	(18.4)

Net income (loss)	$(35.0)	$13.2	$(193.7)

Net loss per common share:
Basic and diluted	$(0.36)	$(0.44)	$(1.09)

Weighted-average number of common shares outstanding
Basic and diluted	117,336,927	186,135,401	214,732,107

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE LOSS
(in millions of US dollars, except share amounts)

				Additional		Accumulated Other	Total
	Common Shares			Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Capital	Deficit	Income (Loss)	Deficiency
Balance at April 30, 2006	107,302,322	$188.8	$47.9	$(0.1)	$(355.5)	$(49.7)	$(168.6)

Common shares issued:
Exercise of stock options	45,624	0.1	—	—	—	—	0.1
Professional services received	10,000	—	—	—	—	—	—
Warrants issued	—	—	15.0	—	—	—	15.0
Share purchase loan repayments	—	0.2	—	—	—	—	0.2
Shares repurchased	(13,860)	—	—	—	—	—	—
Stock-based compensation	—	—	—	0.3	—	—	0.3
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(7.3)	—	(7.3)

	107,344,086	$189.1	$62.9	$0.2	$(362.8)	$(49.7)	$(160.3)

Net loss	—	—	—	—	(35.0)	—	(35.0)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	1.2	1.2
Minimum pension liability adjustments	—	—	—	—	—	16.6	16.6

Comprehensive income (loss)	—	—	—	—	(35.0)	17.8	(17.2)

Adoption of SFAS 158 pension liability	—	—	—	—	(0.4)	(24.7)	(25.1)

Balance at April 30, 2007	107,344,086	$189.1	$62.9	$0.2	$(398.2)	$(56.6)	$(202.6)

Common shares issued:
Cash and employee loans	1,481,739	2.0	—	—	—	—	2.0
Exercise of stock options	27,625	—	—	—	—	—	—
Shares repurchased	(42,529)	—	—	—	—	—	—
Share purchase loans	—	(1.2)	—	—	—	—	(1.2)
Repayment of warrants	—	—	(15.0)	—	(5.0)	—	(20.0)
Induced conversion of Series A preferred shares	5,359,893	5.4	—	—	(29.3)	—	(23.9)
Deemed dividend relating to beneficial conversion feature originally recorded on Series A preferred shares	—	—	—	—	(1.4)	—	(1.4)
Induced conversion charge relating to the derivative liability on Series A preferred shares	—	—	—	—	11.4	—	11.4
Conversion of Series B preferred shares, net of partial redemption	100,565,921	38.1	—	—	(12.6)	—	25.5
Beneficial conversion feature upon conversion of Series B preferred shares	—	43.7	—	—	(43.7)	—	—
Redemption of redeemable common shares	—	—	—	—	6.0	—	6.0
Warrants issued in connection with Class 1 preferred shares	—	—	6.0	—	—	—	6.0
Modification of warrants issued in connection with convertible debentures	—	—	2.8		—	—	2.8
Stock-based compensation	—	—	—	1.7	—	—	1.7
Accretion of interest on redeemable common and preferred A and B shares	—	—	—	—	(2.1)	—	(2.1)
Accretion of interest on Class 1 preferred shares	—	—	—	—	(24.4)	—	(24.4)

	214,736,735	$277.1	$56.7	$1.9	$(499.3)	$(56.6)	$(220.2)

Net income	—	—	—	—	13.2	—	13.2

Other comprehensive income (loss):
Unrealized derivative loss on cash flow hedges	—	—	—	—	(6.1)	—	(6.1)

Change in unamortized pension and post-retirement actuarial losses and prior service cost	—	—	—	—	—	(27.8)	(27.8)
Foreign currency translation adjustments	—	—	—	—	—	(0.6)	(0.6)
Comprehensive income (loss)	—	—	—	—	7.1	(28.4)	(21.3)

Balance at April 30, 2008	214,736,735	$277.1	$56.7	$1.9	$(492.2)	$(85.0)	$(241.5)

Common shares issued:
Exercise of stock options	6,500	—	—	—	—	—	—
Expired warrants	—	—	(0.1)	0.1	—	—	—
Share purchase loan repayments	(40,795)	0.7	—	—	—	—	0.7
Stock-based compensation	—	—	—	2.4	—	—	2.4
Accretion of interest on redeemable preferred shares	—	—	—	—	(41.0)	—	(41.0)

	214,702,440	$277.8	$56.6	$4.4	$(533.2)	$(85.0)	$(279.4)

Net loss	—	—	—	—	(193.7)	—	(193.7)

Other comprehensive income:
Unrealized derivative gain on cash flow hedges	—	—	—	—	1.9	—	1.9
Foreign currency translation adjustments	—	—	—	—	—	(12.4)	(12.4)
Minimum pension liability adjustments	—	—	—	—	—	56.4	56.4

Comprehensive income (loss)	—	—	—	—	(191.8)	44.0	(147.8)

Balance at April 30, 2009	214,702,440	$277.8	$56.6	$4.4	$(725.0)	$(41.0)	$(427.2)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars)

	Year Ended	Year Ended	Year Ended
	April 30, 2007	April 30, 2008	April 30, 2009
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$(35.0)	$13.2	$(193.7)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	9.8	32.6	38.6
Amortization of deferred gain	(0.6)	—	(0.6)
Fair value adjustment on derivative instruments	(8.6)	(61.9)	(100.2)
Goodwill impairment	—	—	284.9
Accretion of convertible notes to redemption value	1.5	0.5	—
Accretion of interest on litigation settlement obligation	—	1.5	1.2
In-process research and development	—	5.0	—
Stock-based compensation	0.3	1.7	2.4
Deferred income taxes	2.8	(6.0)	(18.4)
Loss (gain) on sale of manufacturing operations	(1.0)	1.0	—
Loss (gain) on disposal of assets	—	(0.2)	1.4
Debt and warrant retirement costs	—	20.8	—
Unrealized foreign exchange loss (gain)	(3.2)	1.3	(0.8)
Non-cash movements in provisions	4.1	18.8	(2.7)
Non-cash portion of litigation settlement	15.3	—	—
Change in non-cash operating assets and liabilities, net	2.6	(45.9)	0.1

Net cash provided by (used in) operating activities	(12.0)	(37.8)	12.2

Investing activities:
Additions to capital and intangible assets	(7.1)	(18.3)	(6.6)
(Increase) decrease in restricted cash	(1.9)	1.3	(1.2)
Proceeds on sale of assets	—	19.7	—
Acquisition of business	—	(729.9)	—
Acquisition costs	—	(12.2)	—
Cash and cash equivalents of acquired business	—	195.8	—
Realized foreign exchange loss on hedging activities	(3.9)	(1.2)	(3.6)
Realized foreign exchange gain on hedging activities	0.5	0.3	5.0

Net cash used in investing activities	(12.4)	(544.5)	(6.4)

Financing activities:
Net increase (decrease) in bank indebtedness	(1.6)	12.0	17.7
Proceeds from issuance of Class 1 preferred shares	—	289.5	—
Proceeds from issuance of debt	—	430.0	—
Repayment of convertible debentures	—	(66.0)	—
Settlement of convertible redeemable preferred shares	—	(36.2)	—
Repayment of redeemable common shares	—	(12.9)	—
Proceeds from issuance (repayment) of warrants	15.0	(20.0)	—
Repayment of capital lease liabilities	—	(1.8)	(2.7)
Payments on lease recourse liability	—	—	(3.4)
Repayment of long-term debt	(1.0)	(9.6)	(0.5)
Share issue costs	—	(3.0)	—
Payment of litigation settlement obligation	—	(4.5)	(3.7)
Deferred financing costs	(2.1)	(9.9)	—
Proceeds from transfer of receivables	10.9	—	—
Proceeds from issuance of common shares	0.1	0.8	—
Proceeds from repayments of employee share purchase loans	0.2	—	0.7

Net cash provided by financing activities	21.5	568.4	8.1

Effect of exchange rate changes on cash and cash equivalents	0.7	(0.1)	(5.0)

Increase (decrease) in cash and cash equivalents	(2.2)	(14.0)	8.9
Cash and cash equivalents, beginning of year	35.7	33.5	19.5

Cash and cash equivalents, end of year	$33.5	$19.5	$28.4

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except share and per share amounts)
1.	BACKGROUND AND NATURE OF OPERATIONS

Mitel Networks Corporation (the “Company”) is a leading provider of integrated communications solutions and services for business customers. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of industry vertical markets, including education, government, healthcare, hospitality and retail in the United States (“US”), Europe, Middle East and Africa, Canada, Caribbean and Latin America, and Asia-Pacific regions.

The Company was incorporated under the Canada Business Corporations Act on January 12, 2001. On February 16, 2001, the Company acquired the “Mitel” name and substantially all of the assets (other than Canadian real estate and most intellectual property assets) and subsidiaries of the Communications Systems Division of Zarlink Semiconductor Inc. (“Zarlink”), formerly Mitel Corporation. On August 16, 2007, the Company acquired Inter-Tel (Delaware) Incorporated (“Inter-Tel”), a full-service provider of business communications solutions.

2.	ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with United States generally accepted accounting principles (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for the preparation of financial statements. Certain reclassifications have been made to the 2007 and 2008 financial statements to conform to the 2009 presentation.

a) Going Concern

The Company’s financial statements as of and for the year ended April 30, 2009 have been prepared in accordance with GAAP applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. As shown in the financial statements for the years ended April 30, 2007, April 30, 2008 and April 30, 2009 the Company incurred a net loss of $35.0, net income of $13.2 and a net loss of $193.7, respectively. The fiscal 2009 net loss of $193.7 included a non-cash goodwill impairment charge of $284.9, which does not affect the Company’s liquidity, cash flows or current and future operations. As at April 30, 2009 the Company had cash of $28.4 and had drawn the maximum borrowings outstanding under its $30.0 revolving credit facility.

The global recession has had a negative impact on the Company’s operating results during fiscal 2009 as it did for many other companies in the industry. As a result the Company’s management took significant cost reduction actions during the year to realign its operating model accordingly (see Note 6 Special Charges). Accordingly, the Company generated cash flows from operating activities of $12.2 for the year ended April 30, 2009, generated net income from operations of $12.6, excluding the goodwill impairment charge (determined by the operating loss of $272.3 less the impairment charge on goodwill of $284.9) and had positive working capital of $49.3. As described in Note 17 Long Term Debt, the Company has in place certain financial covenants, including a requirement to maintain a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization adjusted for certain business restructuring charges and related expenses and other non-cash charges (“adjusted EBITDA”) on a quarterly basis. The Company met these covenant requirements in each of the quarters during fiscal 2009.

With the restructuring actions taken during the third and fourth quarters of fiscal 2009, which have significantly lowered its operating cost structure, the Company anticipates that it will continue to generate positive cash flows from operations and will continue to meet its financial covenants for the foreseeable future. While there can be no assurance as to when the global economy will begin to recover or when capital and credit markets will return to normal, stable conditions, management has and will continue to take the actions necessary to sustain the Company’s liquidity. If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

b) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation. The financial statements include the results of operations of Inter-Tel (Delaware), Incorporated, from the date of acquisition, August 16, 2007.

c) Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, contingencies, other accruals, lease recourse liability, warranty costs, sales returns, pension costs, taxes, goodwill and impairment assessments, purchase price allocation, estimated useful lives of intangible assets and equipment, asset valuations, and the valuation of stock options, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.

d) Foreign Currency Translation

The parent company’s functional currency is the U.S. dollar and the consolidated financial statements of the Company are prepared with U.S. dollar reporting currency using the current rate method. Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the balance sheet date while revenue and expense items are translated at the weighted-average exchange rates for the period. The resulting unrealized gains and losses have been included as part of the cumulative foreign currency translation adjustment which is reported as part of other comprehensive income.

Monetary assets and liabilities denominated in currencies foreign to the functional currency of each entity are translated into functional currency using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate for the period, except for amortization and depreciation which are translated at historical rates. Foreign exchange gains and losses resulting from the translation of these accounts are included in the determination of income for the period. During fiscal 2009, the Company recorded a foreign exchange loss of $3.2 (2007 — $0.3 loss; 2008 — $0.6 gain).

e) Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, the fee is fixed or determinable, and collection is reasonably assured.

Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms and conditions of the contract, the fee is fixed or determinable, and collection is reasonably assured. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Revenue related to post-contract support (“PCS”), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term for contracts that are greater than one year. For contracts where the post contract period is one year or less, the costs are deemed insignificant, and the unspecified software upgrades are expected to be and historically have been infrequent, revenue is recognized together with the initial licensing fee and the estimated costs are accrued.

In a transaction containing a sales-type lease, hardware revenues are recognized at the present value of the payments allocated to the hardware lease element at the time of system sale in accordance with the United States Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 13, Accounting for Leases (“SFAS 13”). Revenues from software, including applications, upgrades, software support, and embedded software, are deferred and recognized over the period of support in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software

Revenue Recognition (“SOP 97-2”). Revenues from sales-type leases are allocated between hardware and software elements based on management’s best estimate of relative fair values.

Indirect channels

The Company makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.

The Company’s standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. Sales to the Company’s resellers do not provide for return or price protection rights, while sales to distributors provide for such rights. Product return rights are typically limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company’s products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.

Direct channels

The Company sells products, including installation and related maintenance and support services, directly to customers. For products sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are delivered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.

Certain arrangements with direct customers provide for customer support and maintenance services extending twelve months from the date of installation at no charge. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided at no charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized as services are performed.

The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services (“Managed Services”) and communication equipment is provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized on a straight-line basis to cost of sales, over the contract period.

Resale of long distance

Revenue is recognized from long distance resale services as services are provided.

Sales-type leases

For sales-type lease accounting, the Company follows guidance provided by SFAS 13 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement No. 125 (“SFAS 140”). The Company records the discounted present values of minimum rental payments under sales-type leases as sales, net of provisions for continuing administration and other expenses over the lease period. The Company records the lease sales at the time of system sale and installation pursuant to SEC Staff Accounting Bulletin No. 104, for sales to end user customers, and upon receipt of the executed lease documents. The costs of systems installed under these sales-type leases are recorded as costs of sales. The net rental streams are sold to funding sources on a regular basis with the income streams discounted by prevailing like-

term rates at the time of sale. Gains or losses resulting from the sale of net rental payments from such leases are recorded as net sales within Network services on the Consolidated Statements of Operations. The Company establishes and maintains reserves against potential recourse following the resales based upon historical loss experience, past due accounts and specific account analysis. The allowance for uncollectible minimum lease payments and recourse liability at the end of the period represents reserves against the entire lease portfolio. Management reviews the adequacy of the allowance on a regular basis and adjusts the allowance as required. These reserves are either netted in the accounts receivable, current and long-term components of Sales-Type Lease Receivables on the balance sheet, or included in lease recourse liability on the consolidated balance sheet for the estimated recourse liability for lease streams sold.

f) Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition, and generally consist of cash on hand and marketable securities. Cash equivalents are carried at cost, which approximates their fair value. At April 30, 2009, the Company had cash of $22.6 and cash equivalents of $5.8.

g) Restricted Cash

Restricted cash represents cash provided to support letters of credit outstanding and to support certain of the Company’s credit facilities.

h) Allowance for Doubtful Accounts

The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. Additional reserves or allowances for doubtful accounts are recorded for sales-type leases, discussed in note e) Sales-Type Leases. Reserves are established and maintained against estimated losses based upon historical loss experience, past due accounts, and specific account analysis. The Company regularly reviews the level of allowances for doubtful accounts and adjusts the level of allowances needed. Consideration is given to accounts in excess of 60 days old as well as other risks in the more current portion of the accounts included.

i) Inventories

Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.

j) Property and Equipment

Property and equipment are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the impairment, the Company compares projected and undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted net cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. Changes in the estimates and assumptions used in assessing projected cash flows could materially affect the results of management’s evaluation.

Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases, as though the asset had been purchased outright and a liability incurred. All other leases are accounted for as operating leases.

k) Goodwill and Intangible Assets

Intangible assets include patents, trademarks, customer relationships and acquired technology. Amortization is provided on a straight-line basis over five years for patents and over a period of two to eight years for other intangible assets with finite useful lives. The Company periodically evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value. In fiscal 2009 the Company performed an impairment test on its intangible assets and determined that there was no impairment.

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. In assessing the impairment, the Company compares the fair value of the reporting unit, including goodwill, with its carrying amounts. If the fair value exceeds the carrying amount of the reporting unit, no impairment charge is recorded. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management’s evaluation. As discussed in Note 13 to these financial statements, upon completion of its annual goodwill impairment tests for 2009, the Company recorded an impairment charge of $284.9. The Company did not record any impairment in fiscal 2007 and 2008.

l) Derivative Financial Instruments

The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. Derivative instruments that are not designated as accounting hedges are originally recorded at fair market value, with subsequent changes in fair value recorded in other income (expense) during the period of change. For derivative instruments that qualify for hedge accounting, and are designated as a cash flow hedge, gains or losses for the effective portion of the hedge are initially reported as a separate component of other comprehensive income (loss) and subsequently recorded into earnings when the hedged transaction occurs or when the hedge is no longer deemed effective in according with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). For a derivative designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss) in the period in which the changes occur. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit. In fiscal 2008, the Company entered into an interest rate swap to limit the impact of changes in LIBOR rates related to the merger financing debt. As described in Note 3, the derivative was designated as a cash flow hedge.

An embedded derivative also exists within the Class 1 convertible, redeemable preferred shares issued on August 16, 2007, as described further in Note 20, since the holders of the preferred shares have the ability to receive cash equal to the value of shares into which the instrument converts after seven years. As such, the derivative is marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.

m) Income Taxes

Income taxes are accounted for using the asset and liability method. Under this approach, deferred tax assets and liabilities are determined based on differences between the carrying amounts and the tax basis of assets and liabilities, and are measured using enacted tax rates and laws. Deferred tax assets are recognized only to the extent that it is more likely than not, in the opinion of management, that the future tax assets will be realized in the future.

n) Research and Development

Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise are expensed as incurred. The Company has not deferred any software development costs to date.

o) Defined Benefit Pension Plan

Pension expense under the defined benefit pension plan is actuarially determined using the projected benefit method prorated on service, and management’s best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The over-funded or under-funded status of the defined benefit pension plan is recognized as an asset or liability, respectively, on the balance sheet, with an offsetting adjustment made to accumulated other comprehensive income. The Company measures its plan assets and obligations at the year-end balance sheet date.

The discount rate assumptions used reflect prevailing rates available on high-quality, fixed-income debt instruments. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the Company, based upon its long-term plans for such increases.

p) Stock-Based Compensation Plan

The Company has a stock-based compensation plan described in Note 23. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price at least equal to fair market value of the shares at the date of grant.

Share-based compensation expense is based on a fair value estimate made on the grant date using the Black-Scholes option-pricing model for each award, net of estimated forfeitures, and is recognized over the employee’s requisite service period, which is generally the vesting period. Forfeitures are estimated based on the Company’s historical rates of forfeiture. In the Company’s pro-forma information, required under SFAS 123(R) Share-Based Payment (“SFAS 123(R)”) for periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.

Beginning in fiscal 2007, in accordance with SFAS 123(R) and SAB 107 Share-Based Payment, the Company is no longer able to use the minimum value method of measuring equity share options and so has estimated the volatility of its stock using historical volatility of comparable public companies. The Company will continue to use the volatility of comparable companies until historical volatility is relevant to measure expected volatility for option grants.

The assumptions used in the Black-Scholes option-pricing model are summarized as follows:

	April 30, 2007	April 30, 2008	April 30, 2009
Risk-free interest rate	4.1%	4.1%	3.75%
Dividends	0%	0%	0%
Expected volatility	86.6%	76.0%	85.0%
Annual forfeiture rate	15%	10%	10%
Expected life of the options	5 years	5 years	5 years
Fair value per option	$0.77	$0.83	$0.22
Based on these assumptions, share based compensation expense reduced the Company’s results of operations by $2.4 for the year ended April 30, 2009 (2007 — $0.3, 2008 — $1.7). Changes in the subjective input assumptions can, however, materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable results.

q) Net Loss per Common Share

Basic loss per common share is computed using the weighted-average number of common shares outstanding during the period, with net income (loss) adjusted for the impact of accreted interest on redeemable shares, as well as other charges and credits to deficit resulting from the settlement of the redeemable common and redeemable preferred A and B shares in fiscal 2008. Diluted loss per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.

r) Other Comprehensive Loss

Other comprehensive loss is recorded directly to a separate section of shareholders’ deficiency in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries, changes in the unfunded status of the pension plan, and changes in the fair value of the effective portion of cash flow hedges where the hedged item has not yet been recognized in income.

s) Advertising Costs

The cost of advertising is expensed as incurred, except for cooperative advertising obligations, which are expensed at the time the related sales are recognized and the advertising credits are earned. Cooperative advertising obligations are classified as a revenue reduction or cost of sale in accordance with Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-9”). Advertising costs are recorded in selling, general and administrative expenses. During fiscal 2009, the Company incurred $11.0 in advertising costs (2007 — $8.3; 2008 — $16.0). During fiscal 2009, the Company incurred $3.2 in cooperative advertising obligations (2007 — $3.3; 2008 — $4.7).

t) Product Warranties

The Company’s product warranties are generally for periods up to fifteen months. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents the Company’s best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

u) Recent Accounting Pronouncements

In June 2006, the FASB issued Financial Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax positions and refunds. The interpretation prescribes a more-likely-than-not threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was originally intended to be effective for all companies in fiscal years beginning after December 15, 2006. In December 2008, however, the FASB issued a staff position (“FSP”) deferring the effective date for non-public companies until periods beginning after December 15, 2008. The Company meets the definition of a non-public company as defined in the FSP and is therefore not required to adopt requirements of FIN 48 until fiscal 2010. The Company is currently assessing the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. In February 2008, the FASB amended SFAS 157 by issuing FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). In February 2008, the FASB also issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-1 amends SFAS 157 to exclude fair value requirements on leases. FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The Company adopted certain provisions of SFAS 157, effective May 1, 2008 (see also Note 3). As a result of the amendments of FSP 157-1 and FSP 157-2, the Company has not assessed the fair value impact on its goodwill, intangible assets, provision for exit activities and leases. The Company is currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the Company elects for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company elected not to apply the standards in SFAS 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141 and significantly changes the accounting for business combinations. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that (1) acquisition-related costs and restructuring costs be recognized separately from the business combination and expensed as incurred; (2) noncontrolling interests (formerly known as “minority interests”) be valued at fair value at the acquisition date; (3) in-process research and development be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; (4) restructuring costs associated with a business combination be expensed subsequent to the acquisition date; and (5) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and will be effective for business combinations that are entered into after May 1, 2009. Earlier adoption is not permitted.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 requires companies to expand their disclosure on derivatives to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives so that users can understand how and why a company uses derivative instruments, how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, that SFAS 161 will have on its consolidated financial statements.

In April 2008, the FASB issued FSP SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS 142-3”). FSP SFAS 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, that SFAS 161 will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board (the “PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. The Company does not expect the adoption of SFAS 162 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2008, the FASB issued SFP No. 132(R)-1, Employers Disclosures about Postretirement Benefit Plan Assets (“FSP 132”), which provides additional guidance on employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. The adoption of this FSP increases the disclosures in the financial statements related to the assets of the Company’s defined benefit pension plans. The Company is currently evaluating the impact of this FSP on its consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is applicable for interim or annual financial periods ending after June 15, 2009. The Company does not expect the adoption of this standard to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

3.	FAIR VALUE MEASUREMENTS

The Company adopted SFAS 157 as of May 1, 2008. SFAS 157 applies to certain assets and liabilities that are being measured and reported on a fair value basis. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.
Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at Reporting Date
	Quoted Price in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total
	Level 1	Level 2	Level 3
Assets
Restricted Cash	$3.5	$—	$—	$3.5

	$3.5	$—	$—	$3.5

Liabilities
Mark to Market Derivative	$—	$—	$8.4	$8.4
Interest Rate Swap	—	4.2	—	4.2

	$—	$4.2	$8.4	$12.6

The Company’s financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, long-term receivables, accounts payable, amounts due to (from) related parties, net investment in sales-type leases, long-term debt including convertible notes, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, bank indebtedness, amounts due to (from) related parties, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair values of the financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values.

The following table presents the changes in the Level 3 fair value category for the year ended April 30, 2009:

				Purchases,	Transfers in
		Net Realized/Unrealized (Gains)		Sales, Issuances	and/or (out)
		Losses included in		and	of
	May 1, 2008	Earnings	Other	(Settlements)	Level 3	April 30, 2009
Liabilities
Mark to Market Derivative	$108.6	$(100.2)	$—	$—	$—	$8.4
As further described in Note 20, the fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash equivalents, restricted cash, accounts receivable, other receivables and sales-type lease receivables. Cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company has a large number of diverse customers to minimize concentrations of credit risk.

Interest rate risk

The Company is exposed to interest rate risk on its credit facilities which bear interest rates based on the prime rate, and is also exposed to risk on its long-term debt which bears interest based on the London Inter-Bank Offer Rate or “LIBOR”.

On August 27, 2007, in connection with the debt financing described in Note 17, the Company entered into an interest rate swap agreement which effectively swaps the LIBOR rate for a fixed rate of 4.85% on a notional amount of $215 million for the period from October 31, 2007 to October 31, 2009. The agreement was designated a cash flow hedge in accordance with SFAS 133 since the relevant terms of the interest rate swap agreements matched the corresponding terms of the liens. Accordingly, the effective portion of the derivative’s gain or loss has been recorded in other comprehensive income and will subsequently be recognized in earnings when the hedging relationship is terminated or when the hedge is no longer considered to be effective.

The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

Foreign currency risk

The Company is exposed to currency rate fluctuations related primarily to its future net cash flows from operations in Canadian dollars, British pounds and Euros. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the Consolidated Statements of Operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

The Company had no foreign exchange contracts outstanding at April 30, 2009. As of April 30, 2009, other income (expense), net included a net unrealized gain of $Nil (2007 — $3.8; 2008 — $0.2) for changes in the fair value of foreign exchange contracts. As at April 30, 2009, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for US dollars with aggregate notional amounts of $Nil (2008 —$16.5), (ii) to exchange US dollars for Canadian dollars with a notional amount of $nil (2008 — $2.9), and (iii) to exchange Euro dollars for US dollars with aggregate notional amounts of $nil (2008 — $8.7).

Non-derivative and off-balance sheet instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. As of April 30, 2008 and April 30, 2009, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $0.8 as of April 30, 2009 (April 30, 2008 — $0.6). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 30, 2008 and April 30, 2009.

4.	MERGER TRANSACTION

On August 16, 2007, the Company acquired all of the outstanding shares of Inter-Tel (Delaware) Incorporated (“Inter-Tel”), a full-service provider of business communications solutions, for US$25.60 per Inter-Tel share in cash representing a total purchase price of approximately $729.9.

In order to finance the acquisition, the Company issued 307,087 new Class 1 preferred shares (Note 21), and received gross cash proceeds of $300.0 from a seven year senior secured first lien credit agreement (Note 17), and cash proceeds of $130.0 from an eight year senior secured second lien credit agreement (Note 17). The combined proceeds, along with $195.8 of Inter-Tel’s cash, were used to consummate the purchase of Inter-Tel, retire all existing convertible notes, fund secondary selling by certain shareholders and terminate the put rights held by the holders of the 10,000,000 redeemable common shares and the redeemable preferred shares.

Changes in the Company’s debt and equity structure arising from the merger transaction were as follows:
i)	each existing Series A Preferred Share was amended and converted into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share; the entire class of shares was subsequently deleted from the Company’s articles of incorporation

ii)	each existing Series B Preferred Share was converted into 1.682 common shares before it was partially redeemed for cash and the entire class of shares was subsequently deleted from the Company’s articles of incorporation

iii)	the $55.0 of convertible notes were repaid with $66.0 of cash plus accrued interest, and the warrants issued in connection with the convertible notes were modified as described further in Note 22 (iv)

iv)	each existing redeemable common share was purchased for cancellation

v)	the warrants issued for $15.0 on September 21, 2006, were repurchased for $20.0
The aggregate consideration for the merger transaction, including direct acquisition costs of $12.2, totaled approximately $742.1. The acquisition was accounted for in accordance with SFAS 141, Business Combinations (“SFAS 141”), where the deemed purchase price was allocated to the underlying tangible and identifiable assets and liabilities acquired based on their respective fair values on the acquisition date, and any excess purchase price allocated to goodwill. The values of certain assets and liabilities were based on preliminary valuations and were subject to adjustment as additional information was obtained in the 12-month period following the date of acquisition. In fiscal 2009, the Company recorded adjustments to goodwill and an impairment of this goodwill, which are described further in Note 13.

The following is a summary of the purchase price allocation as of the acquisition date:

Purchase Price
Allocation
Tangible assets:
Current assets	$326.0
Property, plant and equipment	35.0
Net investment in sales-type leases	33.6
Other assets	37.9

Total tangible assets acquired	432.5

Liabilities:
Current liabilities	121.1
Long-term income taxes payable	114.2
Other liabilities	55.2

Total liabilities assumed	290.5

Fair value of net tangible and monetary assets	142.0

In-process research and development	5.0

Intangible assets:
Customer relationships	99.7
Developed technology	78.8
Trade name	2.3

180.8

Goodwill	414.3

Purchase price, including acquisition costs	$742.1

The Company allocated $180.8 million to intangible assets (including customer relationships, developed technology and trade name) based on management’s best estimate. These intangible assets are being amortized over their weighted-average estimated useful lives of eight years, eight years and two years, respectively. In addition, the Company allocated $5.0 million to in-process research and development, which was expensed during the year, ended April 30, 2008.

None of the goodwill, intangible assets or in-process research and development amounts are expected to be deductible for tax purposes.

The primary reason for the acquisition, and the factors that contributed to the recognition of goodwill, relate to Inter-Tel’s managed service offerings and developed network across the U.S. that, when combined with Mitel’s product portfolio, existing customers, and global reach, could position the combined Company as a leading provider of unified communications solutions. The merger creates a larger company that enables access to new growth opportunities and the ability to expand from the SMB sector into the large business IP communications market. All of the goodwill was recorded in the Company’s US operating segment.

Inter-Tel’s results of operations are included in the income statement of the combined entity as of the date of acquisition. The following unaudited pro forma financial information presents the Company’s results for the years ended April 30, 2007 and April 30, 2008, as if the Inter-Tel acquisition had occurred at the beginning of each period:

	April 30, 2007	April 30, 2008
Revenue	$825.3	$825.7
Net income (loss)	$(32.3)	$(12.3)
Earnings (loss) per common share — basic	$(0.60)	$(0.50)
Earnings (loss) per common share — diluted	$(0.60)	$(0.50)
These pro forma results have been prepared for comparative purposes only and include the following adjustments:
•	Additional estimated depreciation and amortization expense as a result of identifiable intangible assets arising from the acquisition

•	Additional interest expense on first and second liens, bearing interest at LIBOR. The adjustment is based on the rate that was in effect on the date of acquisition and the effect on net income of a 1/8% variance in LIBOR would be $0.5

•	Reduction in interest expense on convertible notes, bearing interest at LIBOR, which were paid off as a result of the acquisition. The adjustment is based on the rate that was in effect on the date of acquisition and the effect on net income of a 1/8% variance in LIBOR would be $0.1

•	Elimination of fair value adjustment on derivative liability embedded in preferred A and B shares that were redeemed and converted immediately prior to the acquisition

•	Tax provision based on consolidated tax rate of 30%
The pro forma results include non-recurring charges such as in-process research and development expense, and acquisition related expenses incurred by Inter-Tel including SFAS 123R and proxy costs for $4.6 and $6.3, and $1.1 and $3.5, for the years ended April 30, 2007 and April 30, 2008, respectively.

The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods and are not necessarily representative of future results.

As part of its integration efforts, the Company implemented restructuring actions post acquisition, which resulted in the termination of employees across functional groups and around the world and the closure of certain facilities. In accordance with EITF No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination (“EITF 95-3), the Company recorded liabilities in 2008 of $8.1 consisting of $7.6 for employee separation costs and $0.5 to the closure of redundant facilities. The remaining liability balance of $2.8M which existed at April 30, 2008 was paid in 2009 and no balance remains outstanding. Integration, merger and related costs are described further in Note 6. Other restructuring actions that have not been included in the purchase price allocation are also described further in Note 6.

5.	RELATED PARTY TRANSACTIONS

As at April 30, 2008 and April 30, 2009, amounts receivable from related parties of $0.4 and $1.6, respectively, which are included with other current assets, and amounts payable to related parties were $13.8 and $6.2, respectively. Significant related party transactions with companies controlled by or related to Dr. Terence Matthews (a “Major Shareholder”), not otherwise disclosed in the financial statements, include the following:

Disposal of manufacturing operations

On August 31, 2001, the Company recorded a loss on the sale of its manufacturing operations, comprising plant, equipment, workforce and certain liabilities, to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Major Shareholder holds a significant interest. During fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. In fiscal 2006, a reversal of $0.9 was recorded against the loss to reflect the receipt of new information that had a favorable impact on operating cost assumptions and corresponding estimates. In fiscal 2007, Mitel successfully subleased certain areas of the vacated premises to new tenants and, accordingly, recorded a reversal of $1.0 against the loss. In fiscal 2008, it became evident that sublease income that was included in previous estimates would no longer be realized, and as a result an additional loss of $1.0 was recorded. In fiscal 2009, it was decided to provide for the remainder of the lease which resulted in a loss of $0.3.

In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge provided certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the agreement was for six years with an extended term expiring on June 20, 2008. The Company entered into a replacement agreement with BreconRidge which became effective June 30, 2008. Under the terms of the initial supply agreement, BreconRidge is required to purchase the Company’s raw material inventory at fair value, before turning to third party suppliers for raw material procurement. During fiscal 2009, the Company purchased $50.1 of products and services (2007 — $91; 2008 — $83.9) and sold $1.1 of raw material inventory (2007 — $2.1; 2008 — $3.0) under this agreement. As of April 30, 2009, balances payable pursuant to this agreement amounted to $6.2 (April 30, 2007 — $24.2; April 30, 2008 — $14.0) and balances receivable pursuant to this agreement amounted to $0.7 (April 30, 2007 — $2.8; April 30, 2008 — $0.9).

Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process in the normal course of business. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During fiscal 2009, there were no manufacturing tools purchased from BreconRidge (2007 — $0.2; 2008 — $0.3).

On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During fiscal 2009, the Company provided services valued at $0.2 under these agreements (2007 — $0.2; 2008 — $0.1).

Leased properties

In March 2001, the Company and Brookstreet Research Park Corporation (formerly known as Mitel Research Park Corporation), a company controlled by the Major Shareholder, entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

See Note 18 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 30, 2009, balances due from the company controlled by the Major Shareholder and related to the lease agreement amounted to $0.5 (April 30, 2007 — $0.6 due to; April 30, 2008 — $0.4 due from).

Financing

During fiscal 2008, warrants issued for $15.0 to Wesley Clover, a company in which the Major Shareholder has a significant ownership interest, on September 21, 2006 were repurchased for $20.0 cash. Subsequent to this repayment, Wesley Clover received 13,500 Class 1 Preferred shares in exchange for $13.5 of cash. The terms and rights associated with these preferred shares are outlined in Note 21.

Prepaid License and Investment Agreement

On April 25, 2006, the Company entered into an agreement with Natural Convergence Inc. (“NCI”), a company in which the Major Shareholder has a significant ownership interest, to purchase prepaid software licenses and convertible debentures for a combined total of $1.2. The secured convertible debentures were (a) repayable to debenture holders (plus a credit fee of 25% per annum of any outstanding principal) on the earlier of December 31, 2006, or on the occurrence of certain events, or (b)

automatically convertible into preferred shares of NCI upon the closing of a qualifying financing of no less than $6.0. The convertible debentures were also issued with warrants to acquire a number of common shares of NCI equal to the dollar amount of the investment divided by $1.00, at an exercise price per common share of C$0.0001.

Under this agreement, the Company purchased $0.3 of prepaid software licenses and $0.9 of convertible debentures during fiscal 2007. The $0.3 of prepaid licenses is included in other current assets at April 30, 2007. Since NCI had completed a qualifying financing of $10.0 in November 2006, the Company’s entire $0.9 balance of debentures and $0.1 accrued interest was automatically converted into NCI Class C Preferred Shares at a 5% discount in accordance with the terms of the agreement. Following the conversion, and upon exercising its warrants, the Company received 8,467,523 Class C Preferred Shares and acquired 600,000 common shares. At April 30, 2008 and April 30, 2009, the Company had a combined ownership of 5.6% in NCI but did not exert significant influence over NCI. Accordingly, the $1.0 investment recorded on the balance sheet, within investments and other assets, at April 30, 2008 and April 30, 2009 has been accounted for using the cost method.

In addition to the license and financing agreement described above, the Company also purchased $1.4 of products and services from NCI for the year ended April 30, 2009 (2007 — $2.1, 2008 — $0.7). The related net balance payable at April 30, 2009 was $0.1 (April 30, 2007 — $0.5; April 30, 2008 — $0.1).

Other

Other sales to and purchases from companies related to the Major Shareholder and arising in the normal course of the Company’s business were $1.0 and $2.2, respectively, for the year ended April 30, 2009 (2007 — $0.6 and $3.0, respectively; 2008 — $0.6 and $2.8, respectively). The net balances receivable as a result of these transactions was $0.4 at April 30, 2009 (April 30, 2008 — $0.8).

6.	SPECIAL CHARGES

During fiscal 2007, the Company recorded pre-tax special charges of $9.3 as a result of continuing efforts to improve the Company’s operational efficiency and realign its business to focus on IP-based communications solutions. The components of the charge included $8.7 of employee severance and benefits incurred in the termination of 129 employees around the world, $0.4 of accreted interest related to lease termination obligations and $0.2 related to additional lease terminations in the period. Payment of workforce reduction liabilities was completed during fiscal 2008. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases.

During fiscal 2008, the Company recorded pre-tax special charges of $8.6 as a result of actions post-acquisition of Inter-Tel in order to improve the Company’s operational efficiency and realign its business segments. The components of the charge included $4.3 of employee severance and benefits incurred in the termination of 74 employees around the world, $0.9 of accreted interest related to lease termination obligations and $3.4 related to additional lease terminations in the period. Payment of workforce reduction liabilities was expected to be complete within twelve months from April 30, 2008. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases.

During fiscal 2009, the Company recorded pre-tax special charges of $20.3, as a result of actions taken to lower its operating cost structure. The components of the charge included $10.8 of employee severance and benefits incurred in the termination of approximately 450 employees around the world, $0.5 of accreted interest related to lease termination obligations, $7.4 related to additional lease terminations in the period and $1.6 in assets written off. Payment of workforce reduction liabilities is expected to be complete within the next twelve months. The lease termination obligations incurred in the current and prior fiscal years will be reduced over the remaining term of the leases. As a result of our restructuring activities, in the current and prior fiscal years, the Company has a balance of $6.2 representing the long-term portion of the lease obligations, which is recorded in deferred revenue and other liabilities.

The following table summarizes details of the Company’s special charges and related reserve during fiscal 2007, fiscal 2008 and fiscal 2009:

		Lease Termination	Assets
Description	Workforce Reduction	Obligation	Written off	Total
Balance of provision as of April 30, 2006	$1.7	$4.0	$—	$5.7
Fiscal 2007:
Charges	8.7	0.6	—	9.3
Cash payments	(9.5)	(1.0)	—	(10.5)
Foreign currency impact	0.3	0.4	—	0.7

Balance of provision as of April 30, 2007	1.2	4.0	—	$5.2
Fiscal 2008:
Charges	4.3	4.3	—	8.6
Cash payments	(4.4)	(2.3)	—	(6.7)
Foreign currency impact	—	0.2	—	0.2

Balance of provision as of April 30, 2008	1.1	6.2	—	$7.3
Fiscal 2009:
Charges	10.8	7.9	1.6	20.3
Cash payments	(8.8)	(5.4)	—	(14.2)
Assets written off	—	—	(1.6)	(1.6)
Foreign currency impact	(0.4)	(0.6)	—	(1.0)

Balance of provision as of April 30, 2009	$2.7	$8.1	$—	$10.8

Integration costs and merger-related expenses

Integration and merger-related transaction expenses for the year ended April 30, 2009 totaled $3.0 (2008 — $7.4) and principally consisted of legal and consulting fees incurred in the period relating to the acquisition of Inter-Tel, as well as other incremental and non-recurring internal costs directly related to the acquisition.

7.	SEGMENT INFORMATION

General description

Mitel’s portfolio of solutions provide advanced voice, video and data communications platforms, desktop phones and Internet appliances, applications for customer relationship management and mobility, messaging and multimedia collaboration. The Company’s reportable segments are represented by the four geographic areas: United States, Canada and Caribbean and Latin America (CALA), Europe, Middle East and Africa (EMEA), and Asia Pacific. These reportable segments were determined in accordance with how management views and evaluates the Company’s business.

The Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company’s internal management system. The primary financial measure used by the CEO is the contribution margin, which includes segment revenues less the related cost of sales and direct selling costs. The Company does not allocate research and development, marketing, general and administrative expenses, amortization, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in shared and unallocated costs in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measures to allocate resources and assess performance. Inter-segment sales are based on fair market values and are eliminated on consolidation. With the exception of contribution margin defined above, the accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

Business segments

Financial information by geographic area for fiscal years 2007, 2008 and 2009 is summarized below. External revenues are attributed to geographic area based on sales office location.

	United	Canada and			Corporate
	States	CALA	EMEA	Asia Pacific	and Other	Total
Fiscal 2007
Revenue
Telecommunications	$161.6	$49.4	$162.4	$11.5	$—	$384.9
Network services	—	—	—	—	—	—

	161.6	49.4	162.4	11.5		384.9

Contribution margin	63.0	20.0	51.2	1.9	—	136.1
Shared and unallocated costs	—	—	—	—	(169.4)	(169.4)

Operating income (loss)	$63.0	$20.0	$51.2	$1.9	$(169.4)	$(33.3)

Fiscal 2008
Revenue
Telecommunications	$359.9	$51.8	$216.4	$14.0	$—	$642.1
Network services	49.9	—	—	—	—	49.9

	409.8	51.8	216.4	14.0	—	692.0

Contribution margin	162.7	18.9	81.6	2.5	—	265.7
Shared and unallocated costs	—	—	—	—	(272.8)	(272.8)

Operating income (loss)	$162.7	$18.9	$81.6	$2.5	$(272.8)	$(7.1)

Fiscal 2009
Revenue
Telecommunications	$413.6	$50.4	$184.7	$13.3	$—	$662.0
Network services	73.1	—	—	—	—	73.1

	486.7	50.4	184.7	13.3	—	735.1

Contribution margin	167.1	21.0	66.8	3.5	—	258.4
Shared and unallocated costs	—	—	—	—	(530.7)	(530.7)

Operating income (loss)	$167.1	$21.0	$66.8	$3.5	$(530.7)	$(272.3)

Geographic information

Revenues from external customers are attributed to the following countries based on location of the customers.

	2007	2008	2009
Canada	$37.6	$40.5	$35.4
United States	161.9	409.3	487.2
United Kingdom	129.0	170.5	128.1
Other foreign countries	56.4	71.7	84.4

	$384.9	$692.0	$735.1

Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	April 30, 2008			April 30, 2009
	Property and		Intangible and	Property and		Intangible and
	Equipment	Goodwill	Other Assets	Equipment	Goodwill	Other Assets
Canada	$10.8	$4.2	$4.0	$12.1	$4.0	$4.7
United States	13.1	415.0	164.0	7.1	128.8	140.2
United Kingdom	2.8	1.7	—	2.2	1.7	—
Other foreign countries	0.3	—	—	0.3	—	—

	$27.0	$420.9	$168.0	$21.7	$134.5	$144.9

Concentrations

The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. In fiscal 2007, sales of $48.4 were made to one customer in the United States and accounted for more than 10 percent of the Company’s revenue. No single customer accounted for more than 10 percent of the Company’s revenue for the periods ended April 30, 2008 and April 30, 2009.

BreconRidge and one other independent supplier, manufacture a significant portion of the Company’s products. The Company is not obligated to purchase products from these specific suppliers in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by these companies. The Company’s supply agreements with these suppliers results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary sources of supply could create a temporary, adverse effect on product shipments. Finally, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company’s actual sales of product varying from forecast. As of April 30, 2009, there was excess inventory of $1.1 (2007 — $4.0, 2008 — $2.9) for which the Company was liable, and has been recorded in due to related parties.

8.	DIVESTITURES

Sale of U.K. land and building

On August 31, 2005, the Company sold land and building relating to its U.K. subsidiary for cash consideration of $12.4 (£7.1), resulting in a pre-tax gain of $7.3 (£4.2). The transaction included a commitment for the Company to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13. As a result, the Company entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 of the gain has been deferred and will be amortized over the combined term of the leases (10 1/2 years). The remaining gain of $1.5 was recognized immediately at the time of the sale and included in gain on sale of assets. The deferred and unamortized balance at April 30, 2008 and April 30, 2009 was $4.3 and $3.0, respectively.

Sale-Leaseback of Reno Facility

In the fourth quarter of fiscal 2008, the Company sold an office building and surrounding land located in Reno, Nevada. The Company also signed an agreement to lease back the building for a ten year period, with options for two five year extensions at then current market rates. The sales price was $20.2, of which $19.7 was received in cash. The remaining $0.5 will only be received if certain water rights are subsequently obtained by the purchaser. The contingent portion of the purchase price had not been recognized as of April 30, 2008 due to uncertainty of collection. The carrying value of the building at the date of sale was approximately $19.5, resulting in a net gain on sale of approximately $0.2. The provision for income taxes relating to the sale of the land and buildings was $4.5. In fiscal 2009, the Company collected $0.4 of the contingent consideration, which was recorded as a reduction in selling, general and administration (“SG&A”) on the Consolidated Statements of Operations.

9.	OTHER CURRENT ASSETS

The following are included in other current assets as of April 30, 2008 and April 30, 2009.

	April 30, 2008	April 30, 2009
Prepaid expenses and deferred charges	$21.4	$18.7
Other receivables, including related party receivables	26.2	24.3
Service inventory	9.3	4.7

	$56.9	$47.7

Included in other receivables are unbilled receivables of $18.8 as of April 30, 2009 (2008 — $23.2).

10.	INVENTORIES

	April 30, 2008	April 30, 2009
Raw materials and work in process	$6.2	$5.1
Finished goods	57.8	40.9
Less: provision for inventory	(14.9)	(12.9)

	$49.1	$33.1

11.	NET INVESTMENT IN SALES-TYPE LEASES
Net investment in sales-type leases represents the value of sales-type leases presently held under the Total SolutionSM program. The Company currently sells the rental payments due to the Company from some of the sales-type leases. The Company maintains reserves against its estimate of potential recourse for the balance of sales-type leases and for the balance of sold rental payments remaining unbilled. The following table provides detail on the total net balances in sales-type leases:

	April 30,	April 30,
	2008	2009
Lease balances included in consolidated accounts receivable, net of allocated allowances of $3.3 (2008 — $3.0)	$9.5	$10.5
Net investment in Sales-Type Leases:
Current portion, net of allowances of $1.5 (2008 — $1.5)	23.4	30.2
Long-term portion, includes residual amounts of $2.7 (2008 — $1.3); net of allowances of $1.4 (2008 — $1.9)	34.2	29.2

Total investment in Sales-Type Leases, net of allowances of $6.2 (2008 — $6.4)	67.1	69.9
Sold rental payments remaining unbilled (subject to limited recourse provisions), net of lease recourse liability reserves of $9.9 (2008 — $13.3)	234.3	205.8

Total balance of sales-type leases and sold rental payments remaining unbilled, net of allowances and reserves	$301.4	$275.7

Total allowances and reserves for entire lease portfolio (including lease recourse liabilities)	$19.7	$16.1

Reserve levels are established based on portfolio size, loss experience, levels of past due accounts and periodic detailed reviews of the portfolio. Recourse on the sold rental payments is contractually limited to a percentage of the net credit losses in a given annual period as compared to the beginning portfolio balance for a specific portfolio of sold leases. While the Company’s recourse is limited, the Company maintain reserves at a level sufficient to cover all anticipated credit losses. The aggregate reserve for uncollectible lease payments and recourse liability represents the reserve for the entire lease portfolio. These reserves are either netted from consolidated accounts receivable, netted against current or long-term “investment in sales-leases” or included in long-term liabilities for sold rental payments remaining unbilled. Sales of rental payments per period:

	Year Ended	Year Ended
	April 30, 2008	April 30, 2009
Sales of rental payments	$69.7	$73.4
Sold payments remaining unbilled at end of year	$247.6	$215.7
Sales of rental payments represents the gross selling price or total present value of the payment stream on the sale of the rental payments to third parties. Sold payments remaining unbilled at the end of the year represents the total balance of leases that is not included in our balance sheet. The Company does not expect to incur any significant losses in excess of reserves from the recourse provisions related to the sale of rental payments. The Company is compensated for administration and servicing of rental payments sold.

At April 30, 2009, future minimum lease payments related to the sold rental streams remaining unbilled are: 2010 — $79.5, 2011 — $61.5, 2012 — $42.5, 2013 — $25.4, 2014 — $6.8.

At April 30, 2009, future minimum lease receipts due from customers related to the lease portfolio included in the April 30, 2009 balance sheet are: 2010 — $29.0, 2011 — $12.3, 2012 — $8.4, 2013 — $5.8, 2014 — $4.0.

12.	PROPERTY AND EQUIPMENT

	April 30,	April 30,
	2008	2009
Cost:
Equipment	$82.5	$69.8

Less accumulated depreciation	55.5	48.1

Equipment	$27.0	$21.7

As of April 30, 2009, equipment included leased assets with cost of $10.7 (2008 — $6.6) and accumulated depreciation of $5.5 (2008 — $4.1) and equipment utilized in the provision of Managed Services (see Note 2(e)) with cost of $0.8 (2008 — $7.4) and accumulated depreciation of $0.4 (2008 — $6.8). Depreciation expense recorded in fiscal 2009 amounted to $12.2 (2007 — $7.1; 2008 — $13.5).
13.	GOODWILL

	April 30,	April 30,
	2008	2009
Balance, beginning of the year	$6.8	$420.9
Goodwill acquired — Inter-Tel (Note 4)	414.3	—
Foreign currency impact	(0.2)	(0.3)
Adjustment resulting from change in estimates	—	5.9
Revaluation of deferred taxes	—	(7.1)
Impairment	—	(284.9)

Balance, end of year	$420.9	$134.5

Gross amount	$420.9	$419.4
Accumulated impairment loss	—	(284.9)

Goodwill, net	$420.9	$134.5

The Company performs its impairment tests of goodwill annually in accordance with SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The fair value of each reporting unit is estimated using a combination of the market approach and the income approach. Under the market approach, a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) of each reporting unit is calculated and compared to market participants to corroborate the results of the calculated fair value. Under the income approach, discounted cash flows for each reporting unit are used to estimate the fair value of the reporting unit. The Company generally selects the fair value of the reporting unit using the average of the results under the two approaches. During fiscal 2009, the fair value of each of the reporting units was determined by an independent appraiser with significant inputs and judgments provided by management. The estimate of fair value of the reporting units involves significant assumptions regarding revenue growth rates, gross margin percentages, projected working capital needs, SG&A expense, Research and Development (“R&D”) expense, capital expenditures, discount rates and terminal growth rates. Changes in these assumptions could materially affect the results of the Company’s assessment.
Due to the economic downturn and its impact on consumer spending, the Company lowered its expected cash flow forecasts and this, combined with significantly lower market multiples as a result of the general decline in global capital markets, resulted in a decline in the fair value of the Company’s US reporting unit. Accordingly, the carrying amount of the goodwill exceeded the implied fair value and an impairment charge of $284.9 was recorded on the Consolidated Statements of Operations. This non-cash goodwill impairment charge does not affect the Company’s liquidity, cash flows or future operations.

14.	INTANGIBLE ASSETS (net)

	April 30,	April 30,
	2008	2009
Cost:
Patents, trademarks and other	$8.9	$11.0
Customer relationships	99.7	99.9
Developed technology	78.8	78.8
Trade name	2.3	2.3

	189.7	192.0

Less accumulated amortization
Patents, trademarks and other	4.9	6.3
Customer relationships	9.0	22.0
Developed technology	7.0	16.8
Trade name	0.8	2.0

	21.7	47.1

	$168.0	$144.9

During fiscal 2008, the Company recorded approximately $180.8 of intangible assets related to the acquisition of Inter-Tel. The amount represents the fair value of the customer relationships, developed technology, and trade name. The intangible assets have a weighted-average useful life of eight years, eight years and two years.

Amortization of intangible and other assets was $1.9, $18.1 and $25.4 in fiscal 2007, fiscal 2008 and fiscal 2009, respectively. The estimated amortization expense related to intangible assets in existence as of April 30, 2009, over the next five years is as follows: fiscal 2010 — $23.9; fiscal 2011 — $23.2; fiscal 2012 — $22.9 and fiscal 2013 — $22.5, fiscal 2014 — $22.3 and thereafter — $28.8. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.

15.	BANK INDEBTEDNESS

The Company’s UK subsidiary has indemnity facilities totaling $1.5 (£1.0) available for letters of credit and other guarantees, $0.2 of which has been drawn at April 30, 2009 (April 30, 2008 — $0.3). The indemnity and credit facilities are unsecured.

On August 16, 2007, in connection with the merger transaction with Inter-Tel, the Company secured a five-year, $30 million revolving credit facility, $30.0 of which was drawn at April 30, 2009 (April 30, 2008 — $12.0). Under the revolving credit facility, borrowings are available in both U.S dollars and Canadian dollars, and include letters of credit. The revolving credit facility bears interest at LIBOR plus 3 1/4% and is fully secured by the Company’s assets. During fiscal 2009, LIBOR ranged from 1.1875% to 3.4375% (2008 — 2.9375% to 4.9375%).

Other amounts appearing in bank indebtedness as of April 30, 2008 and April 30, 2009 of $0.5 and $0.2, respectively, represent credit book balances resulting from an excess of outstanding cheques over funds on deposit where a right of offset does not exist.

16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	April 30,
	2008	2009
Trade payables	$40.2	$35.7
Employee-related payables	36.8	23.3
Restructuring, warranty and other provisions	11.4	9.7
Other accrued liabilities	65.5	57.4

	$153.9	$126.1

17.	LONG-TERM DEBT

	April 30,	April 30,
	2008	2009
First lien, interest at LIBOR plus 3 1/4%, payable quarterly, seven year term maturing August 16, 2014, secured by all Company assets	$289.9	$289.6
Second lien, interest at LIBOR plus 7%, payable upon maturity, eight year term maturing August 16, 2015, secured by all Company assets	129.7	129.7
Capital leases, at interest rates varying from 1.3% to 11.8%, payable in monthly installments, with maturity dates ranging from eight to 36 months, secured by the leased assets	3.1	4.9
Note payable, at interest of 7.5%, payable in monthly installments, maturing May 2015	0.4	0.4

	423.1	424.6
Less: current portion	2.4	4.0

	$420.7	$420.6

On August 16, 2007, the Company borrowed, from a syndicate of lenders, $300 million under a seven-year term First Lien Credit Agreement and $130 million under an eight-year Second Lien Credit Agreement. In addition, as part of the transaction, the Company secured a five-year, $30 million revolving credit facility, as described in Note 15. All three credit agreements bear interest based on LIBOR and are fully secured by all of the Company’s assets.

The term loans are repayable in full on their respective maturity dates, but 1% of the first lien’s original balance matures each year in equal quarterly installments until August 16, 2014. All three of the credit agreements have customary default clauses, wherein repayment of one or more of the credit agreements may be accelerated in the event of uncured default. The proceeds from the issuance of equity or debt, and proceeds from the sale of Company assets, as well as excess annual cash flows (as defined in the agreements), may also be required to be used, in whole or in part, to make mandatory prepayments under the First and Second Lien Credit Agreements.

The credit agreements contain affirmative and negative covenants, including: (a) periodic financial reporting requirements, (b) maintaining a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization, adjusted for certain business restructuring charges and related expenses and non-cash charges, referred to as adjusted EBITDA, that ranges from 7.10:1 and 2.00:1 depending on the fiscal quarter to which the calculation relates, (c) limitations on the incurrence of subsidiary indebtedness and also the borrowers themselves, (d) limitations on liens, (e) limitations on investments and (f) capital expenditures.

As of April 30, 2009, the Company was in compliance with all of the covenants included in the credit agreements which were applicable at that time.

Interest expense related to capital leases, was $0.3 in fiscal 2009 (2007 — $0.2; 2008 — $0.2). Future minimum lease payments as of April 30, 2009 under capital leases total $5.4 of which $2.2, $1.7, $1.1 and $0.4 relate to fiscal years 2010 to 2014, respectively. Interest costs of $0.8 are included in the total future lease payments.

18.	COMMITMENTS AND GUARANTEES

Operating leases

The Company leases certain equipment and facilities under third party operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 5). Rental expense and income on operating leases were as follows:

	2007	2008	2009

Rental expense
Arms-length	$12.2	$20.1	$17.8
Related party	6.6	7.3	5.7

Total	$18.8	$27.4	$23.5

Rental income
Arms-length	$1.9	$2.2	$1.6
Related party	0.7	0.5	0.7

Total	$2.6	$2.7	$2.3

Future minimum operating lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income
Fiscal year	Arms-length	Related Party	Arms-length	Related Party
2010	$13.8	$7.2	$0.9	$0.2
2011	11.4	6.0	0.7	0.1
2012	7.4	—	—	—
2013	5.8	—	—	—
2014	8.0	—	—	—
Thereafter	7.9	—	—	—

Total	$54.3	$13.2	$1.6	$0.3

Guarantees

The Company has the following major types of guarantees that are subject to the accounting and disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”):

Product warranties

The Company provides its customers with standard warranties on hardware and software for periods up to fifteen months. The following table details the changes in the warranty liability:

	April 30,	April 30,
	2008	2009
Balance, beginning of year	$1.8	$2.4
Warranty costs incurred	(1.7)	(1.4)
Warranties issued	1.6	1.3
Other	0.7	—

Balance, end of year	$2.4	$2.3

Intellectual property indemnification obligations

The Company enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these guarantees.
Bid and performance related bonds

The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 30, 2008 and April 30, 2009, the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management’s best estimate, was insignificant. At April 30, 2009, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $5.5 (2008 — $5.6).

19.	CONTINGENCIES

On June 23, 2006, one of the Company’s competitors filed a complaint in the United States District Court for the Eastern District of Virginia alleging that the Company is infringing on certain of its patents and requested damages. On September 8, 2006, the Company filed a defense to the competitor’s complaint and a counterclaim alleging that the competitor is infringing on certain of the Company’s patents and also requested damages. The competitor had also filed a complaint in the United States District Court for the District of New Jersey seeking a declaratory judgment that certain of the Company’s patents are not being infringed by them or are invalid. During fiscal 2007, the Company and the competitor both expressed willingness to settle all litigation claims outside of court, and a final agreement was reached on March 19, 2007. Under the terms of the settlement agreement, the competitor agreed to release the Company from all past infringements and the parties have also entered into a covenant to not sue each other for a period of five years from the effective date. In accordance with SFAS No. 5, Accounting for Contingencies (“SFAS 5”), a one-time litigation settlement charge of $14.8, representing the present value of $19.7 payable over a five-year period and discounted using an interest rate of 12%, was recorded during the year ended April 30, 2007 in the Consolidated Statements of Operations. Also included in the litigation settlement charge of $16.3 are legal costs incurred of $1.5. At April 30, 2009, $3.5 (April 30, 2008 — $3.5) had been recorded in accounts payable and accrued liabilities and $5.9 (April 30, 2008 — $8.4) was recorded in the litigation settlement obligation.

On June 27, 2007, the Company filed a suit against one of its competitors alleging that the competitor infringed on a number of Mitel’s patents. The Company was seeking unspecified monetary damages as well as a preliminary injunction. The competitor responded by filing a counterclaim against the Company alleging that the Company infringed on one of its patents, and also filed a related action in the Ontario Superior Court of Justice alleging that Mitel committed trade libel by inter alia issuing a press release that announced the filing of the infringement case in the Eastern District of Texas. On April 24, 2009, the Company and the competitor agreed to drop their claims by entering into a patent cross-license agreement.

On February 27, 2008, the Company issued a statement of claim against one of its customers for non-payment of invoices arising from the provision of hardware, software and services. The customer responded with a counterclaim for a return of amounts paid plus other unquantified costs. The Company believes that the counterclaim is without merit and continues to evaluate and defend the case vigorously.

Prior to the acquisition of Inter-Tel, certain former distributors of telephone equipment under dealer agreements with Executone, a company whose assets were acquired by Inter-Tel in January 2000, brought suit against Inter-Tel asserting that Inter-Tel was liable for Executone’s breaches of such dealer agreements. The plaintiffs also asserted that Inter-Tel misled them by promising to continue certain Executone lines of products when they had no intention to do so. The plaintiffs have asserted claims for breach of contract and promissory estoppel, and seek compensatory and consequential damages in an unspecified amount. Discovery, including court ordered mediation, has continued during fiscal 2009. The Company continues to evaluate and defend the case vigorously.

The Company is also party to a small number of other legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company’s management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows. In circumstances where the outcome of the lawsuit is expected to be unfavorable, the Company has recorded a provision for at least the minimum expected settlement amount.

20.	DERIVATIVE LIABILITY INSTRUMENT

Class 1 Preferred Shares

As further described in Note 21, the Company issued 307,087 and 9,668 Convertible, Redeemable Preferred Shares (“Class 1 Preferred Shares”) on August 16, 2007 and January 18, 2008, respectively. The preferred shares are subject to mandatory conversion upon the closing of a qualified public offering, or at the option of the holder. A qualified initial public offering results if an IPO raises a minimum of $100.0 at $2.55 per share or more. If a qualified IPO is not complete by August 16, 2014, the Class 1 Preferred Shares will be subject to mandatory redemption for an amount that is the greater of the “Net Accreted Value”, as defined in Note 21, or the value of the common shares into which the Class 1 Preferred Shares are convertible.

Pursuant to EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and SFAS 133, since the holders of the preferred shares have the ability to receive cash for an amount equal to the value of the common shares into which the Class 1 Preferred Shares would convert in the event of a mandatory redemption on August 16, 2014, the entire conversion option must be separately accounted for as a derivative liability. In accordance with SFAS 133, the derivative is originally recorded at fair value, and subsequent changes in fair value are recorded in the Consolidated Statements of Operations. The fair value of the derivative was determined using the lattice-binomial model, and the following assumptions: five year life (2008 — seven years) interest rate of 2.00% (2008 — 3.00%), volatility of 85% (2008 — 76.6%) and no dividends (2008 — none). At April 30, 2009, the fair value of the embedded derivative on a per share basis was determined to be $26.55 (2008 — $343.27), which resulted in a gain of $100.2 (2008 — $6.0) being recorded in the Consolidated Statement of Operations.

Upon closing of a qualified public offering, where the underlying Class 1 Preferred Shares are automatically converted into common shares of the Company, the derivative liability will transfer to equity.

Preferred A and B Shares

As described further in Note 21, since a portion of the redemption price of the preferred A and B shares was indexed to the common share price of the Company, an embedded derivative existed which was bifurcated and accounted for separately, under SFAS 133. The derivative component relating to both the Series A and B Preferred Shares was valued at $70.0 just prior to the merger (April 30, 2007 — $67.3). Upon completion of the merger transaction, the derivative liability was reversed, resulting in a gain in the Company’s Consolidated Statements of Operations of $58.6 and a credit to accumulated deficit of $11.4 for the year ended April 30, 2008.

21.	CONVERTIBLE, REDEEMABLE PREFERRED SHARES

Class 1 Preferred Shares

In connection with the merger transaction with Inter-Tel, the Company issued 307,087 and 9,668 Class 1 Preferred Shares on August 16, 2007 and January 18, 2008, respectively, for cash consideration of $1,000 per share, together with attached common stock purchase warrants. The warrants entitle the holders of the Class 1 Preferred Shares to purchase an aggregate of 22,563,201 common shares of the Company at an exercise price of $1.32 per share. The warrants are immediately exercisable and expire 5 years from the original issuance date. The relative fair value of each warrant on the date of issuance of $0.27 was allocated from the net proceeds on issuance of the shares and is recorded as a component of shareholders’ deficiency.

The holders of the Class 1 Preferred Shares are entitled to non-cumulative dividends if, as and when declared by the Board of Directors of the Company. The amount of any dividends declared is determined as the amount that the holders of Class 1 Preferred Shares would have received by way of dividends paid on the common shares had they converted their Class 1 Preferred Shares into common shares. No dividends had been declared as of April 30, 2009 (April 30, 2008 — $nil).

In addition to voting as a class in respect of matters pertaining to that class, the holders of the Class 1 Preferred Shares are entitled to vote together with the common shares. Each Class 1 Preferred Share entitles the Class 1 Preferred Shareholder to the number of votes per share equal to the number of common shares that would be issuable on conversion of such Class 1 Preferred Share.

Each Class 1 Preferred Share is convertible at any time, in whole or in part, at the holder’s option without payment of any additional consideration, into a number of common shares that is equivalent to the accreted value of each Class 1 Preferred Share divided by $1.3161. The accreted value of each share is equal to $1,000 per share increasing at the rate of 8% per annum. Accordingly, on the date the Class 1 Preferred Shares were issued, each Class 1 Preferred Share was convertible into 759.8207 common shares and on the date that is one year following the date of issuance, each Class 1 Preferred Share was convertible into 820.6063 common shares.

The Company has the right to require the conversion of the issued and outstanding Class 1 Preferred Shares into common shares at the then-applicable conversion ratio immediately prior to, and conditional upon, the closing of a public offering in which the aggregate gross cash proceeds are not less than $100.0 and in which the common shares are listed on and posted for trading, traded or quoted on the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market, provided that the value per Class 1 Preferred Share on an as-converted to common shares basis is equal or greater than: (a) 150% of the “Net Accreted Value”, which is defined as $970.35 per share increasing at the rate of 8% per annum, if the public offering is completed within one year after the issuance of the Class 1 Preferred Shares; (b) 175% of the Net Accreted Value if the public offering is completed after the first anniversary but on or before the end of the second anniversary of the issuance of the Class 1 Preferred Shares; or (c) 200% of the Net Accreted Value if the public offering is completed after the second anniversary of the issuance of the Class 1 Preferred Shares.

At any date that is after five years and one day from the original issuance date of the Class 1 Preferred Shares, both the Company and the majority holders of the Class 1 Preferred Shares have a right to require the Company to redeem the shares for cash. The Class 1 Preferred Shares are redeemable by the holders at a redemption amount equal to the “Net Accreted Value” ($970.35 per share increasing at the rate of 8% per annum). The Class 1 Preferred Shares are redeemable by the Company at a redemption amount equal to the greater of the Net Accreted Value and value of common shares into which the Class 1 Preferred Shares are convertible. At any date after seven years from the original issuance date, the Class 1 Preferred Shares are subject to mandatory redemption for an amount that is the greater of the Net Accreted Value or the value of common shares into which the Class 1 Preferred Shares are convertible. Payment of redemption amounts will be subject to any restrictions pursuant to the Debt Financing described in Note 17.

The initial value of the Class 1 Preferred Shares of $307.7, after relative fair value allocation of proceeds between the Class 1 Preferred Shares and warrants, is classified in the mezzanine section of the Consolidated Balance Sheet net of the embedded derivative liability described in Note 20. The difference between the initial carrying amount and the redemption amount is being accreted through deficit over the five-year period to redemption using the effective interest method. At April 30, 2009, the amount of accreted interest was $65.4 (April 30, 2008 — $24.4).

The following table summarizes the allocation of the Class 1 Preferred Shares, net of share issue costs, among its different elements:

	April 30,	April 30,
	2008	2009
Carrying value, beginning of year	$—	$208.5
Convertible, redeemable preferred shares
Issued for cash	289.5	—
Issued in exchange for Series A Preferred shares	18.2	—
Less: amount allocated to warrants	(6.0)	—
Less: amount allocated to embedded derivative liability (Note 22)	(114.6)	—
Less: other issuance costs	(3.0)	—
Accreted interest	24.4	41.0

Carrying value, end of year	$208.5	$249.5

As a condition to completing the Class 1 Preferred Share financing, as well as the debt financing described in Note 17, on August 16, 2007, each existing Series A Preferred Share was converted into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a common share, and received a return of capital for a total amount of $18.5 (C$20.0). Each existing Series B Preferred was converted into 1.682 common shares, some of which were redeemed in cash for a total of $17.7. Both classes of shares were subsequently and entirely deleted from the Company’s articles of incorporation. As a result of an amendment to the conversion terms of the Series A Preferred Shares made prior to the completion of the Class 1 Preferred Shares financing, the resulting transaction was accounted for as an induced conversion in accordance with EITF D-42 The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. Accordingly, the excess of the fair value of consideration paid over the original conversion terms was recorded as a charge to accumulated deficit in fiscal 2008 in the amount of $30.7, of which $1.4 was allocated to the beneficial conversion feature that was recorded as a deemed dividend upon issuance of the Series

A Preferred Shares. The Series B Preferred Shares were converted to common shares in accordance with their original terms which included receiving additional shares in the event of conversion occurring more than two years after the issuance date. The issuance of 10,912,085 additional shares resulted in a beneficial conversion feature of $43.7 recorded as a charge to accumulated deficit in fiscal 2008. Since one of the Company’s Series B Preferred Shareholders exercised its exclusive right to require the Company to redeem half of its 16,000,000 Series B Preferred Shares, a loss of $12.6 was triggered and charged to accumulated deficit in fiscal 2008.

22.	WARRANTS

The following table outlines the carrying value of warrants outstanding as of April 30, 2008 and April 30, 2009:

	April 30,	April 30,
	2008	2009
i) Warrants issued/issuable in connection with government funding	$39.1	$39.1
ii) Warrants issued in connection with Series A Preferred Shares	1.0	1.0
iii) Warrants issued to financing agent	0.1	—
iv) Warrants issued in connection with Senior Secured Convertible Notes	10.5	10.5
v) Warrants issued in connection with Class 1 Preferred Shares	6.0	6.0

Total warrants outstanding	$56.7	$56.6

i) During fiscal 2003, the Company and two entities controlled by a major shareholder, signed an agreement for funding from the Canadian Government for up to C$60.0 of the Funding Company’s, the Partner Company’s and the Company’s research and development activities over a three-year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each fiscal year was determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.

As at April 25, 2004, the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of C$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during fiscal 2004, and the remaining 2,381,834 relate to funding received during fiscal 2005. As at April 24, 2005, a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the $7.2 of government funding received in fiscal 2005 totaled 12,887,440 and were issued in fiscal 2006 in accordance with the terms of the agreement. Since the Company had reached its maximum funding limit in fiscal 2005, no additional funding was received and no additional warrants were issued in fiscal 2006 or fiscal 2007. As of April 30, 2009 there are 37,355,518 warrants outstanding and no remaining amounts receivable (April 30, 2008 — $nil).

ii) In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at C$1.25 per common share and have a seven year life. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: seven year life, interest rate of 4.37 percent, volatility of forty percent and no dividends. The warrants are automatically exercisable based on a formula in connection with a Qualified Initial Public Offering.

iii) In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction and accounted for them as an issue cost. The fair value of the warrants was estimated based on the fair value of services received. The warrants were exercisable at the earlier of 5 years or an IPO at C$1.00 per share. In April 2009 these warrants expired unexercised.

iv) In connection with the issuance of the Senior Secured Convertible Notes on April 27, 2005, the Company issued to the holders warrants to acquire 16,500,000 common shares of the Company. The warrants are exercisable at any time on or after the earliest of the date of effectiveness of a Qualified IPO as defined in note 20, the date of effectiveness of any other public offering of the common shares or upon and following a fundamental change. The warrants are exercisable at a price per share equal to the lower of (i) USD $1.50 and (ii) the arithmetic average of the closing sales prices of the Company’s shares during the first ten trading days following the date of expiry of any lock-up restrictions entered into by the Company in connection with a Qualified IPO. The warrants expire the later of (i) the fourth anniversary of the issuance date and (ii) if a Qualified IPO occurs prior to the 4th anniversary, the first anniversary of the effective date of the Qualified IPO. The Holder may elect, in lieu of making the cash payment upon exercise of the warrants, to receive the “net number” of common shares which equates to the excess of the fair value of the common shares over its exercise price. The relative fair value of the warrants on the date of issuance of $7.7 was allocated from the proceeds on the issuance of the convertible notes and has been recorded as a component of shareholders’ deficiency. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 3.83 percent, volatility of 100% and no dividends.

On August 16, 2007, in connection with the merger transaction with Inter-Tel and the financing transactions described in Notes 17 and 21, the warrants were amended such that the exercise price per share decreased from USD $1.50 to USD $1.28, the expiration date was extended until August 16, 2012 and the anti-dilution rights were amended to provide the same protection as the shareholders of the Class 1 Preferred shares. As a result of these modifications, the fair value of the warrants was re-measured using the Black-Scholes option pricing model with the following assumptions: additional five year life, interest rate of 4.33 percent, volatility of 77%, strike price of $1.28 and no dividends. The re-measurement expense increased the loss on debt extinguishment by $2.8 and the fair value of the warrants increased accordingly.

v) In connection with the issuance of Class 1 Preferred Shares on August 16, 2007 and January 18, 2008, the Company issued to the holders of the Class 1 Preferred Shares warrants to acquire 21,830,508 and 732,693 common shares, respectively, of the Company. The warrants are immediately exercisable at $1.32 and have a five-year life. The relative fair value of each warrant on the date of issuance of $0.27 was determined on a relative fair value basis using a Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 4.71 percent, volatility of 22.79 per cent and no dividends.

23.	SHARE CAPITAL

As at April 30, 2009, the Company’s authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Class 1 Preferred Shares and Class 2 Preferred Shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. The terms of the Class 1 Preferred Shares are described further in Note 21 of these financial statements. The Company had not issued any Class 2 Preferred Shares at April 30, 2009.

In connection with the merger transaction, 5,359,893 common shares were issued as part of the settlement of the Series A Preferred shares, and 111,478,006 were issued in exchange for Series B Preferred shares. Immediately following the conversion of the Series B Preferred shares, 10,912,085 common shares were redeemed for cash.

Equity offerings and Share Purchase Loans

During fiscal 2008, the Company completed an equity offering to certain employees. The Company issued 1,481,739 common shares at USD $1.32 per share, for total consideration of $2.0, of which $0.7 was received in cash and $1.3 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.

The loans allowed eligible employees up to a maximum of 20,000 Canadian dollars to purchase common shares in the Company. Shares purchased using Company loans are secured by the underlying shares, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. As at April 30, 2009, the outstanding employee share purchase loans receivable balance recorded against shareholders’ deficiency was $0.6 (2008 — $1.2).

Stock Option Plan

In March 2001, the Company’s shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the “2001 Stock Option Plan”) applicable to the Company’s employees, directors, consultants and suppliers, and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment.

Effective September 7, 2006, shares subject to outstanding awards under the 2001 Stock Option Plan which lapse, expire or are forfeited or terminated will no longer become available for grants under this plan. Instead, new stock options and other equity grants will be made under the 2006 Equity Incentive Plan which was approved by the shareholders of Mitel and became effective on September 7, 2006. All existing options that have been previously granted under the 2001 Stock Option Plan will continue to be governed under that plan until exercised, termination or expiry.

The 2006 Equity Incentive Plan permits grants of stock options, deferred share units, restricted stock units, performance share units and other share-based awards. Under the new plan, options are generally granted for a fixed number of shares with an exercise price at least equal to the fair market value of the shares at the date of grant, and vest 25% each year over a four year period on the anniversary date of the grant. The Company’s Board of Directors has the discretion to amend general vesting provisions and the term of any option, subject to limits contained in the plan. The aggregate number of common shares that may be issued under the 2006 Equity Incentive Plan is 12% of the total number of common shares outstanding from time to time (calculated on an as-if-converted to common share basis less the issued options outstanding under the 2001 Stock Option Plan). Common shares subject to outstanding awards under this new plan which lapse, expire or are forfeited or terminated will, subject to plan limitations, again become available for grants under this plan.

The number of common shares available for grant under the 2006 Equity Incentive Plan at April 30, 2009 was 31,885,029 options (2008 — 31,987,616).

Following is a summary of the Company’s stock option activity under both stock option plans and related information. The exercise price of stock options were in some cases based on prices in Canadian dollars translated at the year-end exchange rate.

	Fiscal 2007		Fiscal 2008		Fiscal 2009
		Weighted		Weighted		Weighted
	Number of	Average Exercise	Number of	Average Exercise	Number of	Average Exercise
	Options	Price	Options	Price	Options	Price

Outstanding options:
Balance, beginning of year:	20,668,538	$1.06	22,444,585	$1.02	29,272,224	$1.02
Granted	6,123,177	1.13	8,827,719	1.29	4,684,543	0.70
Exercised	(45,624)	1.18	(27,625)	1.03	(6,500)	0.87
Forfeited	(1,356,657)	2.51	(985,778)	1.22	(1,178,850)	1.08
Expired	(2,944,849)	0.94	(986,677)	1.88	(1,520,267)	1.07

Balance, end of year:	22,444,585	$1.02	29,272,224	$1.07	31,251,150	$0.97

Number of options exercisable	8,115,722	$1.04	12,418,597	$1.06	12,119,079	$0.93

Weighted average fair value of options granted during the year using the Black-Scholes option pricing model		$0.77		$0.83		$0.22

The aggregate intrinsic value of options granted, exercised, forfeited and expired for fiscal 2007, fiscal 2008 and fiscal 2009 is $nil since the fair value of the options at the time of exercise was at least equal to the exercise price.

A summary of options outstanding is as follows:

April 30, 2008
Total outstanding					Total exercisable
		Weighted-			Weighted-
		Average			Average
	Number of	Remaining	Aggregate	Number of	Remaining	Aggregate
Exercise Price	Options	Contractual Life	Intrinsic Value	Options	Contractual Life	Intrinsic Value
$0.99	15,136,083	1.6 years	$142,430	10,722,777	1.5 years	$100,902
$1.12	62,987	3.4 years	—	15,746	3.4 years	—
$1.15	813,454	4.0 years	—	88,566	2.9 years	—
$1.17	3,901,000	3.8 years	—	979,562	3.8 years	—
$1.23	388,055	3.9 years	—	97,575	3.9 years	—
$1.27	2,806,898	4.8 years	—	—	—	—
$1.30	63,500	4.9 years	—	—	—	—
$1.33	4,793,500	4.6 years	—	—	—	—
$1.54	992,497	3.1 years	—	250,121	3.1 years	—
$1.98	125,250	0.6 years	—	125,250	0.6 years	—
$2.72	189,000	0.3 years	—	139,000	0.3 years	—

	29,272,224		$142,430	12,418,597		$100,902

April 30, 2009
Total outstanding					Total exercisable
		Weighted-			Weighted-
		Average			Average
	Number of	Remaining	Aggregate	Number of	Remaining	Aggregate
Exercise Price	Options	Contractual Life	Intrinsic Value	Options	Contractual Life	Intrinsic Value
$0.50	3,284,000	4.9 years	$—	—	—	$—
$0.84	13,983,091	1.8 years	—	7,552,836	1.5 years	—
$0.95	62,987	2.4 years	—	31,493	2.4 years	—
$0.97	723,704	2.9 years	—	258,427	2.6 years	—
$0.99	3,696,750	2.8 years	—	1,851,875	2.8 years	—
$1.04	379,805	2.9 years	—	189,902	2.9 years	—
$1.07	2,658,704	3.5 years	—	664,674	3.5 years	—
$1.10	53,500	3.9 years	—	13,375	3.9 years	—
$1.12	4,841,625	3.7 years	—	1,022,500	3.6 years	—
$1.24	562,487	4.4 years	—	—	—	—
$1.30	886,997	2.1 years	—	454,747	2.1 years	—
$1.68	117,500	1.6 years	—	79,250	1.6 years	—

	31,251,150		$—	12,119,079		$—

The aggregate intrinsic value of outstanding and exercisable stock options represents the amount by which the fair value of the common shares exceeds the exercise price of in-the-money options. The amount is based on the fair value of the shares at April 30, 2009, which is assumed to be the price that would have been received by the option holders had all stock option holders exercised and sold their options on April 30, 2009.

Loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2007	2008	2009
Net income (loss), as reported	$(35.0)	$13.2	$(193.7)
Accreted interest on redeemable shares	(7.3)	(26.5)	(41.0)
Deemed dividend relating to amortization of beneficial conversion feature on Series A preferred shares	—	(1.4)	—
Gain on redemption of redeemable common shares	—	6.0	—
Charges to deficit on conversion of redeemable preferred shares	—	(74.2)	—

Net loss attributable to common shareholders	$(42.3)	$(82.9)	$(234.7)

Weighted average number of common shares outstanding during the period	117,336,927	186,135,401	214,732,107

Loss per common share — basic and diluted	$(0.36)	$(0.44)	$(1.09)

As a result of the net losses for each of the following periods, the following potentially dilutive securities have been excluded from the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

(number of shares)	2007	2008	2009
Stock options	3,588,891	382,285	111,159
Warrants	43,527,960	37,501,376	37,355,518
Convertible, redeemable preferred shares	87,789,300	241,701,026	473,778,846

	134,906,151	279,584,687	511,245,523

Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For fiscal 2009, 31,139,991 stock options were excluded from the above table because they were anti-dilutive (2007 — 18,855,694; 2008 — 28,889,939). Additionally, warrants to acquire 16,500,000 common shares (2007 — 16,500,000; 2008 — 16,500,000), which could potentially dilute basic earnings per share in the future, were also excluded from the above table since they are contingently issuable and since the conditions for issuance had not been met by the end of the period.

Stock-based Compensation

During fiscal 2009, the Company granted stock options to acquire nil common shares (2007 — 300,000; 2008 — 91,590) at an exercise price at least equal to the market price of the common shares on the date of grant to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of restructuring activities. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 30, 2009. The following assumptions were used: five-year life, interest rate of 3.75 percent (2008 — 4.57%), volatility of 85.0 percent (2008 — 76.0%) and no dividends.

Deferred Share Unit Plans

In December 2004, Mitel granted deferred share units (“DSUs”) to certain executive members of the Company. The number of DSUs that may be awarded to each participant is equal to 15% of the participant’s annual salary less the maximum amount of the participant’s eligible retirement savings plans contributions in that particular taxable year. Since the participant will receive a lump sum payment in cash upon termination of employment, the award must be classified as a liability and remeasured to reflect changes in the market price of the common shares until settlement. For the year ended April 30, 2009, there were 528,469 DSUs awarded to executives with a fair value of $0.1 recorded as a liability (2008 — 434,827 DSUs and $0.4 recorded as a liability). The compensation expense recorded in fiscal 2009 to reflect a change in common share fair value was a credit of $0.4 (2007 — $0.2; 2008 — $nil).

IPO Based Stock Options

On March 12, 2009, Mitel granted performance-based stock option awards to selected key employees to acquire 1,625,000 common shares. The options are to vest contingent upon the achievement of a Qualified or Non-Qualified IPO as defined in the terms. In the case of a Qualified IPO, 25% of the options vest immediately upon filing of a final prospectus and 75% vest monthly over an 18-month period following the IPO. In the case of a Non-Qualified IPO, 25% of the options vest on the trigger date and the remaining 75% vest monthly over 18 months. The trigger date is defined as the date which is one month following the month in which the 5 day average trading price is equal to or greater then $2.55/share. All unexercised options expire on the earlier of 24 months after closing of a qualified IPO or 5 years from the date of grant.

24.	OTHER INCOME (EXPENSE), NET

	2007	2008	2009
Foreign exchange gains (losses), net	$(0.3)	$0.6	$(3.2)
Interest income	0.3	0.8	1.8
Amortization of gain on sale of assets	0.6	0.6	0.6
Other expenses	—	(0.4)	—

	$0.6	$1.6	$(0.8)

25.	INCOME TAXES

Details of income taxes are as follows:

	2007	2008	2009
Income (loss) before income taxes:
Canadian	$(24.1)	$28.8	$99.3
Foreign	(9.1)	(27.9)	(312.3)

	$(33.2)	$0.9	$(213.0)

Income tax (expense) recovery: Current:
Canadian	$—	$—	$—
Foreign	0.2	0.9	0.9

	0.2	0.9	0.9

Deferred:
Canadian	$—	$—	$—
Foreign	(2.0)	11.4	18.4

	$(1.8)	$12.3	$19.3

The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

	2007	2008	2009
Expected tax rate	36.0%	35.3%	33.3%

Expected tax benefit (expense)	$12.0	$(0.3)	$70.9
Foreign tax rate differences	(5.2)	1.8	1.6
Tax effect of temporary differences and losses not recognized	(6.4)	(9.8)	3.2
Use of losses not previously recognized	0.0	5.7	0.0
Recognition (write-off) of deferred tax asset	(2.0)	0.0	5.9
Permanent differences	(2.4)	14.9	(61.0)
Tax refunds and other adjustments related to prior years	2.2	0.0	(1.3)

Income tax (expense) recovery	$(1.8)	$12.3	$19.3

The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 30,	April 30,	April 30,
	2007	2008	2009
Assets:
Net operating loss and credit carry-forwards	$67.7	$100.5	$114.7
Allowance for doubtful accounts	0.6	0.9	0.6
Inventories	0.6	0.5	0.4
Restructuring and other accrued liabilities	11.0	15.9	17.3
Pension liability	3.2	2.1	3.0
Revenue recognition	0.0	5.4	7.7
Lease obligations and long-term debt	1.0	2.6	0.9
Property and equipment	6.7	4.7	0.0
Intangible and other assets	6.8	16.7	22.4

Total deferred tax assets	97.6	149.3	167.0

Lease obligations	—	(56.2)	(37.0)
Acquisition intangibles	—	(68.1)	(61.8)
Property and equipment	—	—	(17.4)

Deferred tax liabilities	—	(124.3)	(116.2)

Total gross deferred tax assets net of total deferred tax liabilities	97.6	25.0	50.8
Valuation allowance	(97.6)	(121.9)	(119.2)

Total deferred tax assets (liabilities)	$—	$(96.9)	$(68.4)

The valuation allowance mainly relates to deferred tax assets of Mitel Networks Corporation and certain subsidiaries with operating loss carry-forwards and tax credit carry-forwards for tax purposes that are not more likely than not to be realized. The net change in the total valuation allowance is a net decrease of $2.7 million for the fiscal year ended April 30, 2009 and an increase of $24.3 in the fiscal year ended April 30, 2008. For fiscal year April 30, 2009, the decrease in the valuation allowance resulted mainly from a revaluation of certain subsidiaries deferred tax assets related to book liabilities such as inventory and restructuring reserves. It was determined that recognition of these deferred tax assets in the amount of $5.8 million was required since the net deferred tax assets related to these liabilities will be utilized in the near term. In addition, $3.5 million of US net operating losses will expire and was written off for both the deferred tax assets and valuation allowance. The increase in valuation allowance for fiscal year April 30, 2008 resulted from continued losses recorded by certain subsidiaries and by increased tax credits that have been generated but not utilized.

The Company and its subsidiaries had the following tax loss carry forwards and tax credits:

	April 30, 2008		April 30, 2009
Year of	Tax	Tax	Tax	Tax
Expiry	Losses	Credits	Losses	Credits
	$—	$—	$—	$—
	—	—	—	—
2010	28.0	—	26.0	—
2011	56.8	—	57.3	—
2012	43.9	—	34.7	—
2013-2023	112.6	46.8	120.4	54.2
Indefinite	101.6	0.8	109.9	0.8

Total	$342.9	$47.6	$348.3	$55.0

These tax loss carry forwards relate to operations in Canada, the US, Italy, Hong Kong and Barbados. The US has restrictions on the utilization of $25.9 million of these losses related to the acquisition in 2001.

Tax credit carry-forwards relate to the Canadian and US operations amounting to $51.5 and $3.5 respectively. These credits consist of $51.5 in investment tax credits, $2.7 in research and development credits and $0.8 in alternative minimum tax credits that can be used to offset future Federal income taxes payable.

The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings.

The Company operates in multiple jurisdictions throughout the world and its returns are subject to ongoing examinations by certain taxing authorities in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provisions for income taxes. The Company believes that it has adequately provided for tax adjustments that are probable as a result of any ongoing or future examination.

26.	PENSION PLANS

The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. In addition, the Company’s U.K. subsidiary maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. Pension plan assets are valued at fair value.

In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.

In fiscal 2009, a change in valuation assumptions, in particular changes in discount rates, produced a favorable impact on the Company’s defined benefit pension plan assets and obligations for the year ended April 30, 2009. The pension liability decreased from £100.2 to £65.0 as a result of these changes in assumptions. After the effects of foreign currency translation of British Pounds to US dollars, the overall pension liability decreased by $102.7 to $96.2 (2008 — increase of $24.9 to $198.8).

United Kingdom Defined Benefit Pension Plan

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132(R), (“SFAS 158”). SFAS 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. The standard also requires companies to measure plan assets and obligations at their year-end balance sheet date. The Company is required to initially recognize the funded status of its defined benefit pension plans and to provide the required disclosures as of April 30, 2007. While the requirement to measure plan assets and benefit obligations as of the year-end date was not required until April 30, 2009, the Company chose to early adopt in fiscal 2007 and has measured its assets and liabilities at April 30 rather than March 31.

The estimated portion of net gain or loss, net prior service cost, and transition obligation remaining in other comprehensive loss that is expected to be recognized as a component of net periodic benefit cost over the next fiscal year is £0.2 or $0.3. The net loss recognized in other comprehensive loss in fiscal 2009 is £Nil.

The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 30,	April 30,
	2008	2009
Change in accrued pension benefits:
Benefit obligation at beginning of year	$173.9	$198.8
Service cost	1.0	1.5
Interest cost	9.7	9.6
Plan participants’ contributions	0.8	0.7
Actuarial (gain) loss	17.1	(68.3)
Benefits paid	(2.0)	(1.5)
Foreign exchange	(1.7)	(44.7)

Benefit obligation at end of year	$198.8	$96.1

Change in plan assets:
Fair value of plan assets at beginning of year	$123.4	$122.4
Actual return on plan assets	(1.8)	(19.3)
Employer contributions	3.0	3.1
Employee contributions	0.8	0.7
Benefits paid	(2.0)	(1.5)
Foreign exchange	(1.0)	(29.4)

Fair value of plan assets at end of year	$122.4	$76.0

The following table provides information with respect to the Company’s Projected Benefit Obligation and Accumulated Benefit Obligation, both of which are in excess of plan assets:

	April 30,	April 30,	April 30,
	2007	2008	2009
Projected benefit obligation	$173.9	$198.8	$96.1
Accumulated benefit obligation	148.8	175.5	80.5
Fair value of plan assets	123.4	122.4	76.0
The Company’s net periodic benefit cost was as follows:

	2007	2008	2009
Current service cost — defined contribution	$1.5	$1.7	$2.9
Current service cost — defined benefit	1.5	1.0	1.4
Interest cost	8.6	9.7	9.6
Expected return on plan assets	(8.0)	(9.7)	(7.9)
Recognized actuarial loss	2.1	1.4	2.5

Net periodic benefit cost	$5.7	$4.1	$8.5

The following assumptions were used to determine the periodic pension expense:

	April 30,	April 30,	April 30,
	2007	2008	2009
Discount rate	5.0%	5.5%	5.8%
Compensation increase rate	2.75%	3.00%	3.50%
Investment returns assumption	7.25%	7.75%	7.70%
Inflation rate	2.75%	3.00%	3.50%
Average remaining service life of employees	20 years	18 years	18 years

The following assumptions were used to determine the net present value of the accrued pension benefits

	April 30,	April 30,	April 30,
	2007	2008	2009
Discount rate	5.5%	5.80%	7.30%
Compensation increase rate	3.00%	3.50%	3.00%
Inflation rate	3.00%	3.50%	3.00%
Average remaining service life of employees	20 years	18 years	18 years
Estimated Future Benefit Payments

The table below reflects the total pension benefits expected to be paid in future years.

Benefit
Payments
2010	$1.3
2011	1.4
2012	1.4
2013	1.5
2014	1.5
2015-2019	8.2
Contributions

The Company expects contributions from employees of $0.3 (£0.2) and employer contributions of $3.6 (£2.4) to the pension plan in 2010.

Plan Assets

The Company’s target allocation and actual pension plan asset allocation by asset category as of April 30, 2008 and April 30, 2009 are as follows:

	2008	2009	2009
	Actual	Actual	Target
Equities	80%	80%	80%
Bonds	19%	19%	20%
Cash	1%	1%	—
The investment objectives of the pension portfolio of assets (“the Fund”) are designed to generate returns that will enable the Fund to meet its future obligations. The performance benchmark for the investment managers is to earn in excess of the index return in those asset categories, which are actively managed. In setting the overall expected rate of return, the various percentages of assets held in each asset class together with the investment return expected from that class are taken into account. For cash and bonds, the rate used is that derived from an appropriate index at the valuation date. For equities, a model is used which combines price inflation, dividend yield and an allowance for gross domestic product growth.

27.	SUPPLEMENTARY CASH FLOW INFORMATION

	2007	2008	2009
Change in non-cash operating assets and liabilities:
Accounts receivable	$1.6	$14.5	$23.5
Other current assets	(5.1)	10.1	3.6
Inventories	1.0	(13.4)	13.3
Accounts payable and accrued liabilities	12.9	(55.2)	27.5
Deferred revenue and other liabilities	(5.5)	7.8	(6.6)
Change in pension liability	1.0	(1.9)	(53.9)
Due to related parties	(1.8)	(8.9)	(7.7)
Income and other taxes payable/receivable	(1.5)	1.1	0.4

	$2.6	$(45.9)	$0.1

Interest payments	$—	$28.0	$36.8
Income tax payments	$—	$2.3	$1.3
Disclosure of non-cash activities during the period:
Adjustment to minimum pension liability	$16.6	$—	$—
SFAS 158 pension adjustment	$25.1	$27.8	$—
Warrants issued in connection with financing	$—	$6.0	$—
Accretion of interest on redeemable common and preferred shares	$7.3	$26.5	$41.0
Charges to accumulated deficit relating to merger financing transactions	$—	$74.6	$—
Conversion of Series B Preferred Shares to common shares, net of partial redemption	$—	$(38.1)	$—
Conversion of Series A Preferred Shares to common shares	$—	$(5.4)	$—
Common shares issued in exchange for employee loans	$—	$(1.2)	$—
Property and equipment additions financed through capital lease	$—	$—	$4.8